

May 22, 2013

Via E-mail
Gregory C. Liddy
President
Anchor CNGO Corp.
301 North E Street
Lake Worth, FL 33460

> **Re:** **Anchor CNGO Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 14, 2013**
> **File No. 333-185745**

Dear Mr. Liddy:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Unaudited Interim Financial Statements for the Quarterly Period Ended February 28, 2013

Condensed Statements of Changes in Stockholders' Equity, page 3

1. We note you presented a comprehensive loss on investment securities of $1,160. Please revise to present a statement of comprehensive income. Note that the statement of comprehensive income should be reported in either: (a) a single continuous financial statement; or (b) two separate but consecutive financial statements. Refer to ASC 220-10-45-1 and 1A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding the comment on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director